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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____07/01/13_____ AND ENDING_____06/30/14_____

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Devonshire Street

(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
michael Hildreth

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                LMHS, P.C.

(Name – if Individual, state last, first, middle name)

80 Washington Street Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 2 1 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Michael Hildreth_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Moors & Cabot, Inc._____ , as

of _____June 30,_____ , 20 14 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

EVP/CFO

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOORS & CABOT, INC.
FINANCIAL STATEMENT
YEAR ENDED JUNE 30, 2014



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders
Moors & Cabot, Inc.
111 Devonshire Street
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. (the Company) as of June 30, 2014. This financial statement is the responsibility of Moors & Cabot, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Moors & Cabot, Inc. as of June 30, 2014, in conformity with accounting principles generally accepted in the United States.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

August 15, 2014

MOORS & CABOT, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Cash	$ 866,462
Securities Owned - At Market Value	1,386,402
Receivables:	
Brokers and Dealers	504,892
Employees	202,643
Secured Demand Notes Receivable	9,300,000
Property and Equipment, Net of Accumulated Depreciation and	
Amortization of $1,016,015	699,594
Deferred Income Tax Credit	3,655,072
Prepaid Expenses and Other Assets	561,193
	$ 17,176,258

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:	
Accrued Commissions	$ 1,573,937
Deferred Revenue	800,000
Payable to Clearing Organizations	7,709,674
Accounts Payable and Accrued Expenses	516,174
	10,599,785
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	9,700,000
STOCKHOLDERS' DEFICIT:	
Common Stock:	
Class A (Voting), No Par Value, 12,500 Shares Authorized,	
Issued and Outstanding; Class B (Non-Voting), No Par Value,	
25,000 Shares Authorized, 15,250 Shares Issued and Outstanding	400,200
Additional Paid-In Capital	10,784,851
Accumulated Deficit	(14,308,578)
	(3,123,527)
	$ 17,176,258

See Notes to Financial Statement

- 2 -

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization - Moors & Cabot, Inc. (the Company) was incorporated under the Laws of the Commonwealth of Massachusetts and commenced operations on August 1, 1978.

2. Operations - The Company is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services primarily to First Clearing, LLC, a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

   The agreement between the Company and First Clearing, LLC provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from First Clearing, LLC on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

3. Securities Transactions - The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

4. Investments in Securities - Securities owned and securities sold, but not yet purchased ("short positions") are carried at quoted market values; realized gains and losses, and unrealized appreciation and depreciation, are reflected in income. Short positions have additional off-balance sheet market risk to the extent that there may be an unfavorable future change in market prices and the Company has not covered the positions.

   Marketable Securities - The Company accounts for marketable securities under the provisions of FASB ASC 320-10 "Accounting for Certain Investments in Debt and Equity Securities". The provision establishes standards for equity securities that have readily determinable values and for all debt securities.

   Under FASB ASC 320-10-25-1, unrealized gains and losses on trading securities are based on the difference between book value and fair value for each security. These gains and losses, as well as realized gains and losses, are credited or charged to earnings.

   All investment securities held during the year ended June 30, 2014 have been classified as trading securities and are reflected on the Statement of Financial Condition at fair market value, with unrealized gains and losses reported as a component of earnings.

5. Revenue Recognition - Commissions Revenue arises from activities in transaction based accounts in listed and over-the-counter securities, futures, and options. Asset management fees consists primarily of revenues earned from providing support and services in connection with client assets under management. This revenue includes fees based on the amount of client assets under management and is included in Commissions Revenue.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Direct Investments consist primarily of commissions paid directly to the Company by mutual fund shareholders at the time of sale (front-end commissions) and fees paid to the broker/dealer by the mutual fund over a period of time referred to as 12b-1 fees.

Interest Revenue - The Company earns interest revenue principally from client money market and margin accounts. This income is included in Insurance and Other Income.

6. Depreciation and Amortization - Depreciation of office equipment and fixtures is provided using the straight-line method over the estimated useful lives of the assets. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

7. Income Taxes - The Company is taxed as a C corporation, accordingly the Company accounts for taxes under the liability method where a deferred tax asset or liability, is determined based on the difference between the financial statement and tax basis of the assets and liabilities as measured by the enacted tax rates and tax rates that are expected to be in effect when these differences reverse.

8. Uncertainty In Income and Other Taxes - The Company adopted the new standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2014, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and various state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

9. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

10. Fair Value of Financial Instruments - The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers and employees, secured demand notes receivable, accounts payable and accrued expenses and liabilities subordinated to claims of general creditors approximate fair value because of the short-term nature of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those instruments.

11. Revenue Sharing Agreements - The Company has revenue sharing agreements with three entities, Gyroscope, LLC (an RIA owned by one employee of the Company), Eagle Claw, LLC (an RIA owned by two employees of the Company) and Crellin Capital, LLC (an RIA owned by one employee of the Company). Operating activities are conducted through the respective RIAs and Moors & Cabot, Inc. is paid a fee in accordance with these agreements.

12. Indemnifications - In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

13. Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. SECURITIES OWNED:

Securities owned consist of trading and investment securities at market values as follows:

	Owned
Municipal Bonds	$ 1,366,816
Options	12,950
Preferred Stocks	6,636
	$ 1,386,402

C. FAIR VALUE MEASUREMENT:
FASB ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to measurements involving significant unobservable inputs (Level 3 inputs).
The three levels of the fair value framework are as follows:

- Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level 2 - Inputs other than quoted prices in active markets that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.

- Level 3 - Inputs that are unobservable

A qualified asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs. The Company holds investments in marketable securities, all of which represent Level 1 inputs. FASB ASC 320-10-25-1 requires trading securities to be carried at market value. At June 30, 2014, marketable securities had a market value of $1,386,402 and had a cost basis of $1,396,883.

D. RELATED PARTY TRANSACTIONS:
The Company advanced money to employees, primarily in the form of signing bonuses, which are amortized over the life of the contractual agreement. If an employee leaves prior to the expiration period, he or she is responsible for repayment of the unamortized portion. These amounts are non-interest bearing. At June 30, 2014, the amounts outstanding were $202,643.

Revenue Sharing Agreements - As discussed in Footnote A, the Company has revenue sharing agreements with three entities; Gyroscope, LLC, Eagle Claw, LLC and Crellin Capital, LLC. Fees received from these entities for the year ended June 30, 2014 are as follows:

	Fee Income
Gyroscope, LLC	$ 91,873
Eagle Claw, LLC	$ 317,729
Crellin Capital, LLC	$ 69,620

During the year ended June 30, 2014, the Company paid consulting fees of $600,000 to an entity owned by the majority stockholder of the Company.

As more fully described in Note G, at June 30, 2014, $9,300,000 of subordinated debt is owed to the Company's majority stockholder. Furthermore, the payable to First Clearing, LLC is collateralized by the margin account of the Company's majority stockholder.

E. DEFERRED REVENUE:
On July 31, 2013, the Company executed an agreement to extend its contract with First Clearing, LLC for sixty months. In connection with this agreement the Company received an incentive bonus of $1,000,000, which is being recognized over the life of the agreement. For the year ended June 30, 2014, $200,000 has been recognized as other income and $800,000 is carried on the Statement of Financial Condition as Deferred Revenue.

F. PAYABLE TO CLEARING ORGANIZATIONS:
The amounts due to clearing organizations represents borrowings against the Company's collateral, from both securities owned and securities included in the subordinated investment account of the related party (see Note G). At June 30, 2014, the amount Payable to Clearing Organizations was $7,709,674.

G. SUBORDINATED INDEBTEDNESS:
Under the terms of the Company's various agreements with its subordinated lender, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings which are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated indebtedness at June 30, 2014, matures as follows:

Related Party - automatic annual renewal provisions unless written notice from lender is received thirteen months preceding the scheduled maturity date	$ 1,900,000
Related-party agreement - matures April 30, 2015	1,100,000
Related-party agreement - matures May 31, 2015	600,000
Related-party agreement - matures August 31, 2015	600,000
Related-party agreement - matures August 31, 2015	1,300,000
Related-party agreement - matures September 30, 2015	500,000
Related-party agreement - matures October 15, 2015	300,000
Related-party agreement - matures October 31, 2015	800,000
Related-party agreement - matures December 10, 2015	1,500,000
Related-party agreement - matures December 31, 2015	700,000
First Clearing, LLC agreement - matures June, 2017	400,000
	$ 9,700,000

The related party subordinated loans ($9,300,000) bear interest at the prime rate, plus 2%, but not less than 6%. For the year ended June 30, 2014, the related party agreed to waive all interest associated with their secured demand notes. The related party subordinated debt is collateralized by secured demand notes and are carried on the Statement of Financial Condition as a receivable. The secured demand notes are secured by cash and securities.

The First Clearing, LLC, subordinated loan is non-interest bearing and is being forgiven ratably over the term of the agreement.

H. NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method). At June 30, 2014, the Company had a net capital requirement of $250,000 and net capital of $1,228,320, resulting in excess net capital of $978,320.

I. LEASE COMMITMENTS:

The Company has entered into operating lease agreements for its office space and various equipment. Minimum rental commitments under long-term operating leases are as follows for the years ending June 30,:

2015	$ 1,461,243
2016	866,628
2017	866,628
2018	823,970
2019 and Thereafter	396,750
	$ 4,415,219

For the year ended June 30, 2014, rent expense amounted to $1,902,038.

J. INCOME TAXES:

At June 30, 2014, the Company had a deferred income tax credit (an asset) in the amount of $3,655,072. This deferred income tax credit is derived primarily from net operating losses. The deferred state income tax expense included in the statement of operations for the year ended June 30, 2014 results from the expiration of a portion of the net operating loss carry forward at the state level. At June 30, 2014, the Company has Federal loss carry forwards of approximately $11,673,000 expiring in the years 2024 through 2026.

K. 401(k) PLAN:

The Company sponsors a defined contribution employee savings and investment plan (the Plan). The Plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21. For the year ended June 30, 2014, the Company had expenses related to the matching contributions provision of the plan of $54,740.

L. LITIGATION:

The Company is engaged in various legal proceedings. The Company believes it has meritorious positions in these matters and expects to vigorously contest the actions. Management believes, on the basis of present information and advice received from counsel, that the effect, if any, of resolving these actions will not be material to the financial statements taken as a whole.

M. SUBSEQUENT EVENTS:

Management has evaluated events occurring after the statement of financial condition date through August 15, 2014, the date in which the financial statements were available to be issued. Other than as described below no material events have been identified which would require disclosure under FASB ASC 855-10-50-1.





LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders
Moors & Cabot, Inc.
111 Devonshire Street
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Moors & Cabot, Inc.'s Exemption Report in which (1) Moors & Cabot, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Moors & Cabot, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii)("the exemption provisions") and (2) Moors & Cabot, Inc. stated that Moors & Cabot, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Moors & Cabot, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moors & Cabot, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

L MHS, P. C.

LMHS, P.C.
Norwell, Massachusetts

August 15, 2014

EST. 1890

MOORS & CABOT

INVESTMENTS

Moors & Cabot claims an exemption under Rule 15c3-3 paragraph 15c3-3(k)(2)(ii). The provisions of this rule shall not be applicable to a broker or dealer: Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

We properly transmit customer funds and securities to the Clearing Broker Dealer by noon the next business day to comply with the (k)(2)(ii) exemption. Moors & Cabot met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year without exception.

Michael C. Hildreth
Executive Vice President & Chief Financial Officer
Chief Compliance Officer

Michael C. Hildreth, *Executive Vice President & CFO/CCO*
111 DEVONSHIRE STREET · BOSTON, MASSACHUSETTS 02109
TEL. 617-314-0226 · FAX 617-904-1889 · mhildreth@moorscabot.com
MOORS AND CABOT, INC., MEMBER NYSE, FINRA & SIPC